Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP REPORTS FISCAL 2020 RESULTS AND A 12.2% SALES GROWTH

Montreal, Quebec. July 9, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 28, 2020 (“fiscal 2020”).

Highlights

All figures presented herein are in Canadian dollars.

During fiscal 2020, and prior to the outbreak of the novel coronavirus disease (COVID-19) and the related store closures on March 18, 2020, the Company transitioned out of a very capital-intensive investment period and focused on the execution of its transformation plan intended to return the Company to profitability and propel it onto the path of long-term value creation for its shareholders. In fiscal 2020, the Company achieved net sales of $169.4 million, a growth of $18.4 million, or 12.2%, compared to the fiscal period ended March 30, 2019 (“fiscal 2019”), with all three of its flagship stores operating at full capacity following the completion of the major renovations to the Montreal, Toronto and Vancouver locations. The Company also reported an improvement in operating results from continuing operations of $7.1 million, or 51.9%, compared to fiscal 2019.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel, as well as advising individuals to limit or forego the time outside of their homes. As a result of the measures adopted by the Canadian federal and provincial governments to mitigate the spread of COVID-19, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020 until further notice. This closure has adversely impacted the Company’s operations for the remainder of fiscal 2020 and the first months of fiscal 2021, during which the Company’s sales were primarily derived from its e-commerce business as well as its concierge service by which clients are assisted by telephone. Starting on May 12, 2020, the Company gradually reopened its store locations, market-by-market, in accordance with the directives of local government and public health authorities. As of today, the Company has reopened 29 of its 30 stores across Canada.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “These are unprecedented times. Retailers across Canada and the world are now operating under a drastically different landscape, and as such we need to be financially responsible and proactive. I am extremely proud of our Crisis Management Team that was assembled at the outset of the pandemic and is responsible for reviewing business goals, objectives and processes in order to find ways to reduce expenses, adapt to emerging trends, generate sales and protect the well-being of our employees, clients, partners and communities. I would also like to thank our loyal employees who had to be placed on temporary layoff and those who made the adjustments to work remotely.”

Mr. Bédos further commented: “We accomplished a very important part of our strategic plan prior to the outbreak of COVID-19 by leveraging the major renovations to our flagship stores completed in fiscal 2019 to generate an improved customer experience and product offering which has yielded significant sales growth and momentum. As we navigate through the COVID-19 pandemic and its short-term challenges, we still continue to focus our attention on the execution of our long-term strategic plan and its four key strategic initiatives:

•	offering our customers access to the most reputable watch and jewellery brands through a complete omni-channel experience;

•	expanding our e-commerce and wholesale channels through key strategic investments;

•	renewing our Birks branded bridal and fine jewellery product offerings accentuating quality, design and accessible price points; and

•	developing the Birks product brand to position it as an international brand.

The further spread of COVID-19, and the requirements to take action to limit the spread of the virus, might impact the Company’s business, results of operations and financial condition but we remain optimistic that the execution of our strategic initiatives will lead to long-term value creation.”

Financial overview for fiscal 2020:

•

Net sales were $169.4 million for fiscal 2020, an increase of $18.4 million, or 12.2%, compared to net sales of $151.0 million in fiscal 2019. The increase in sales in fiscal 2020 was primarily driven by strong results experienced throughout the Company’s retail channel, which benefited from all three of its flagship stores operating at full capacity following the major renovations completed at the Montreal, Toronto and Vancouver locations in fiscal 2019. The increase in sales in fiscal 2020 is also reflective of a comparable store sales increase of 1.7%. This was partially offset by the negative impacts of COVID-19 disruptions in the last month of fiscal 2020 which resulted in unexpected temporary store closures and lower consumer spending;

•	Comparable store sales increased by 1.7% compared to the prior fiscal year ended March 30, 2019 driven primarily by increased sales of third party branded timepieces;

•

Gross profit was $64.5 million, or 38.1% of net sales, for fiscal 2020 compared to $58.6 million, or 38.8% of net sales, for fiscal 2019. The decrease of 70 basis points in gross margin percentage was mainly attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions in fiscal 2020 compared to fiscal 2019 as a result of the Montreal and Toronto flagship locations post-renovations;

•

SG&A expenses were $65.9 million, or 38.9% of net sales, in fiscal 2020 compared to $67.1 million, or 44.4% of net sales, in fiscal 2019. This decrease is driven in part by the application of cost optimization initiatives to corporate overheads undertaken in fiscal 2020, including a reduction of compensation costs as the Company further rationalized its organizational structure. Other factors contributing to this decrease include a reduction in marketing expenses as the Company temporarily reallocated capital to other strategic priorities in fiscal 2020, partially offset by an increase in occupancy expenses resulting from new leases, notably at our Toronto flagship location and by higher direct variable costs driven by increased sales such as credit card transaction fees. As a percentage of sales, SG&A expenses in fiscal 2020 have decreased by 550 basis points as compared to fiscal 2019;

•

The Company’s fiscal 2020 reported operating loss from continuing operations was $6.5 million, a decrease of $7.1 million compared to a reported loss from continuing operations of $13.6 million for fiscal 2019. Adjusted operating loss from continuing operations (this is a non-GAAP financial measure defined below under “Non-GAAP measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure), which excludes restructuring costs and impairment charges was $6.2 million, a decrease of $6.2 million compared to an adjusted operating loss from continuing operations of $12.4 million in fiscal 2019 (excluding restructuring costs and impairment charges); and

•

The Company recognized a net loss for fiscal 2020 of $12.8 million, or $0.71 per share, comprised of a net loss from continuing operations of $12.2 million, or $0.68 per share, and a net loss from discontinued operations of $0.6 million, or $0.03 per share, compared to a net loss in fiscal 2019 of $18.7 million, or $1.04 per share, comprised of a net loss from continuing operations of $18.3 million, or $1.02 per share, and a net loss from discontinued operations of $0.4 million or $0.02 per share.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 27 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Birks fine jewellery collections are also available through Mappin & Webb and Goldsmiths locations in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Non-GAAP Measures

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Total adjusted operating expenses from continuing operations and adjusted operating loss from continuing operations

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The tables below provides a reconciliation of the non-GAAP measures presented on the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	Fiscal year ended March 28, 2020
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)		Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	71,021	—	(309)	—	70,712
as a % of net sales from continuing operations	41.9%				41.7%

Operating loss and adjusted operating loss – from continuing operations	(6,544)	—	309	—	(6,235)
as a % of net sales from continuing operations	(3.9)%				(3.7)%

Reconciliation of non-GAAP measures	Fiscal year ended March 30, 2019
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)		Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	72,193	(1,182)	(46)	—	70,965
as a % of net sales from continuing operations	47.8%				47.0%

Operating loss and adjusted operating loss – from continuing operations	(13,616)	1,182	46	—	(12,388)
as a % of net sales from continuing operations	(9.0)%				(8.2)%

Reconciliation of non-GAAP measures	Fiscal year ended March 31, 2018*
($‘000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	73,700	(894)	(2,788)	70,018
as a % of net sales from continuing operations	50.3%			47.8%

Operating loss and adjusted operating loss – from continuing operations	(18,007)	894	2,788	(14,325)
as a % of net sales from continuing operations	(12.3)%			(9.8)%

*

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (see note 1 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the fiscal year-ended March 30, 2019).

(a)	Expenses associated with the Company’s operational restructuring plan.

(b)

Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination. Non-cash impairment of long-lived assets in fiscal 2019 relate to leasehold improvements that are associated with a retail location due to the projected operating performance of the location. Non-cash impairment of long-lived assets in fiscal 2018 related to leasehold improvements are associated with a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company’s continued implementation of its growth driven strategic objectives and focus on the execution of its transformation plan is intended to return the Company to profitability and propel it onto the path of long-term value creation for its shareholders, that the Company remains positive that with everyone’s co-operation and vigilance, this crisis will pass and the Company will be able to return to the normal course of our lives and work; that the further spread of COVID-19, and the requirements to take action to limit the spread of the illness, might impact the Company’s business, results of operations and financial condition and that the Company remains optimistic that the execution of the Company’s strategic initiatives will lead to long-term value creation. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide novel coronavirus (COVID-19) outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives, and to have a successful customer service program, and (vi) the Company’s ability to execute its strategic vision.

Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - AUDITED

	Fiscal Year Ended
	March 28, 2020	March 30, 2019	March 31, 2018*
	(In thousands, except per share amounts)
Net sales	$169,420	$151,049	$146,608
Cost of sales	104,943	92,472	90,915

Gross profit	64,477	58,577	55,693

Selling, general and administrative expenses	65,867	67,106	66,754
Restructuring charges	—	1,182	894
Depreciation and amortization	4,845	3,859	3,264
Impairment of long-lived assets	309	46	2,788

Total operating expenses	71,021	72,193	73,700

Operating loss	(6,544)	(13,616)	(18,007)
Interest and other financial costs	5,683	4,689	3,988

Loss from continuing operations	(12,227)	(18,305)	(21,995)
Income taxes (benefits)	—	—	—

Loss from continuing operations	(12,227)	(18,305)	(21,995)

Discontinued operations:
Loss income from discontinued operations, net of tax	(552)	(381)	(1,592)
Gain on disposal of discontinued operations	—	—	37,682

Net (loss) income from discontinued operations, net of tax	(552)	(381)	36,090

Net (loss) income	$(12,779)	$(18,686)	$14,095

Weighted average common shares outstanding:
Basic	17,968	17,961	17,961
Diluted	17,968	17,961	18,393

Net (loss) income per common share:
Basic	$(0.71)	$(1.04)	$0.78
Diluted	(0.71)	(1.04)	0.77

Net (loss) income from continuing operations per common share:
Basic	$(0.68)	$(1.02)	$(1.22)
Diluted	(0.68)	(1.02)	(1.20)

*	Recast (see note 1 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the year-ended March 30, 2019).

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – AUDITED

	As of
	March 28, 2020	March 30, 2019
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$565	$1,179
Accounts receivable and other receivables	6,019	3,537
Inventories	101,899	91,541
Prepaids and other current assets	2,007	2,142

Total current assets	110,490	98,399

Long-term receivables	4,538	1,266
Property and equipment	26,613	29,727
Operating lease right-of-use asset	64,069	–
Intangible assets and other assets	4,942	4,403

Total non-current assets	100,162	35,396

Total assets	$210,652	$133,795

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$58,035	$47,021
Accounts payable	48,183	33,264
Accrued liabilities	4,661	9,657
Current portion of long-term debt	64	993
Current portion of operating lease liabilities	5,823	—

Total current liabilities	$116,766	$90,935

Long-term debt	16,217	16,111
Long-term portion of operating lease liabilities	72,636	–
Other long-term liabilities	1,623	12,966

Total long-term liabilities	90,476	29,077
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,613	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	–	–
Additional paid-in capital	19,131	19,120
Accumulated deficit	(108,862)	(98,473)
Accumulated other comprehensive loss	(227)	(212)

Total stockholders’ equity	3,410	13,783

Total liabilities and stockholders’ equity	$210,652	$133,795